FORM 4 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	HARTIGAN	EDWARD	G.		ITT Educational Services, Inc. (ESI)				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	5975 Castle Creek Parkway, North Drive					January 2002			Senior Vice President

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Indianapolis	IN	46250						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D)	Price

	Common Stock		1/30/02		M			11,250 shares	A	$11.945

	Common Stock		1/30/02		S			11,250 shares	D	$40.150

	Common Stock		1/30/02		M			6,250 shares	A	$24.250

	Common Stock		1/30/02		S			6,250 shares	D	$40.150

	Common Stock		1/30/02		M			8,000 shares	A	$13.500

	Common Stock		1/30/02		S			8,000 shares	D	$40.150		3,679 shares		D

												3,852 shares(1)		I		By 401(k) Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

Stock Option (Right to Buy) (2)			$34.50		1/22/02		A			1,000			1/22/03	1/24/12

Stock Option (Right to Buy) (2)			$34.50		1/22/02		A			1,000			1/22/04	1/24/12

Stock Option (Right to Buy) (2)			$34.50		1/22/02		A			1,000			1/22/05	1/24/12

Stock Option (Right to Buy)			$11.945		1/30/02		M				11,250		(3)	2/14/06

Stock Option (Right to Buy)			$24.250		1/30/02		M				6,250		(4)	2/12/07

Stock Option (Right to Buy)			$13.500		1/30/02		M				8,000		(5)	1/9/10

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	1,000

	Common Stock	1,000

	Common Stock	1,000		3,000		D

	Common Stock	11,250		0		D

	Common Stock	6,250		12,500		D

	Common Stock	8,000		4,000		D

Explanation of Responses:  (1)  From April 21, 2001 through January 15, 2002, the reporting person acquired 75 shares of ESI common stock under the ESI 401(k) plan.

(2)
Option awarded under the 1997 ITT Educational Services, Inc. Incentive Stock Plan, a Rule 16b-3 plan.

(3)
The option vested in three equal installments on February 12, 1997, 1998 and 1999.

(4)
The option vested in three equal installments on February 10, 1998, 1999 and 2000.

(5)
The option vests in three equal installments on January 7, 2001, 2002 and 2003.
	/s/ Edward G. Hartigan	February 4, 2002
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

To view the actual filing form and general Instructions go to: www.sec.gov/smbus/forms/form4.htm

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